RED PINE PETROLEUM LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

FOR THE THREE MONTHS ENDED JUNE 30, 2020

Head Office

Suite 620 - 650 West Georgia Street

Vancouver, BC

V6B 4N9

Registered and Records Office

310 - 6 Adelaide Street East

Toronto, Ontario

M5C 1H6

Notice to Reader

The accompanying unaudited condensed interim financial statements of Red Pine Petroleum Ltd (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim financial statements have not been reviewed by the Company's auditors.

RED PINE PETROLEUM LTD.

UNAUDITED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

AS AT

	June 30,	March 31,
	2020	2020

ASSETS

Current
Cash	$100,663	$103,470
GST /HST recoverable	21,422	21,179
	122,085	124,649
Property and equipment (Note 3)	-	-

TOTAL ASSETS	$122,085	$124,649

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable (Note 4)	$12,879	$18,844
Accrued liabilities	-	11,878
	12,879	30,722
Decommissioning provision (Note 6)	-	-

TOTAL LIABILITIES	12,879	30,722

Shareholders' Equity (Deficiency)
Share capital (Note 7)	2,835,905	2,835,905
Share-based payment reserve (Note 7)	127,169	127,169
Warrants (Note 8)	160,000	160,000
Deficit	(3,013,868)	(3,029,147)
	109,206	93,927

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$122,085	$124,649

Nature and continuance of operations (Note 1)
Subsequent Event (Note 9)

Approved on behalf of the Board on August 28, 2020

"Michael Lerner"	Director	"Matt Fish"	Director

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

RED PINE PETROLEUM LTD.

UNAUDITED CONDENSED INTERIM STATEMENTS OF GAIN (LOSS) AND COMPREHENSIVE GAIN (LOSS)
(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED JUNE 30,

	2020	2019
EXPENSES
Office	$18	$3,169
Professional fees (Note 7)	1,000	8,500
Transfer agent and filing fees	2,548	5,488

	$3,566	$17,157

OTHER EXPENSES (GAINS)

Write off of accounts payable (Note 4)	$(18,845)	$-

Net gain (loss) and comprehensive gain (loss) for the period	15,279	(17,157)

Basic and diluted gain / loss per common share	0.00	(0.00)

Weighted average number of common shares outstanding	73,420,082	31,250,003

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

RED PINE PETROLEUM LTD.

UNAUDITED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Share capital
			Share-based
	Number of		payment
	shares	Amount	reserve	Deficit	Warrants	Total
Balance at March 31, 2019	31,250,003	$1,980,743	$127,169	$(2,952,522)	-	$(844,610)
Comprehensive loss for the year	-	-	-	(17,157)	-	(17,157)
Balance at June 30, 2019	31,250,003	1,980,743	127,169	(2,969,679)	-	(861,767)

Balance at March 31, 2020	234,332,402	$2,835,905	$127,169	$(3,029,147)	160,000	$93,927
Comprehensive gain (loss) for the period	-	-	-	15,279	-	15,279
Balance at June 30, 2020	234,332,402	$2,835,905	$127,169	$(3,013,868)	160,000	$109,206

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

RED PINE PETROLEUM LTD.

UNAUDITED CONDENSED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED JUNE 30,

	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Gain (Loss) for the period	$15,279	$(17,157)

Item not involving cash:
Accrued interest	-	-
Changes in non-cash working capital items:
GST recoverable	(242)	(318)
Accounts payable and accrued liabilities	(17,844)	17,408

Net cash used in operating activities	(2,807)	(67)

CASH FLOWS FROM FINANCING ACTIVITIES

Share issuance costs - finders fee	-	-

Net cash provided by financing activities	-	-

Change in cash during the period	(2,807)	(67)

Cash, beginning of period	103,470	2,172

Cash, end of period	$100,663	$2,105

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2020 (Expressed in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

Red Pine Petroleum Ltd., formerly known as Red Pine Investment Ltd. (the "Company"), was incorporated under the laws of the Province of British Columbia on July 30, 2008. Effective January 21, 2014, as a result of completing its Qualifying Transaction (Note 3), the Company met the requirements and became listed as a TSX Venture Exchange ("TSX-V") Tier 2 company classified as an oil and gas exploration and development company. The Company's listing was transferred from NEX to TSX-V, with its trading symbol changed from "RPN.H" to "RPN". During the year ended March 31, 2020, the Company received shareholder approval to relinquish its oil and gas rights (Note 3) and applied for voluntary delisting of the Company's common shares from the TSX-V, for which approval was received on July 25, 2019.

These unaudited condensed interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. At June 30, 2020, the Company had no sources of revenue and an accumulated deficit $3,013,868. These conditions raise material uncertainties which may cast significant doubt on the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern and the recoverability of past expenditures mainly in day to day operations are dependent upon the ability of the Company to obtain necessary financing and/or loans to successfully complete its future objectives. Management pursues relationships and alliances with diverse entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company's operations.

Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance and basis of presentation

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC"). These unaudited consolidated interim condensed financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB.

These unaudited condensed interim financial statements have been prepared on a historical cost basis, except for cash which is classified at fair value through profit and loss. In addition, these unaudited condensed interim financial statements are presented in Canadian dollars, which is also the Company's functional currency.

These unaudited condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Realization values may be substantially different from carrying values as shown and the financial statements do not given effect to adjustments that would be necessary to the carrying values and the classification of assets and liabilities should the Company be unable to continue operating as a going concern.

The unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on August 28, 2020.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Significant judgments, estimates and assumptions (cont'd…)

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Significant Judgments

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

a. Property and equipment

Exploration and evaluation assets are transferred to developed and producing assets when the Company has determined that a well or field is both technically feasible and commercially viable. At the time of the transfer an impairment test is required. Considerable judgment is required as to when a well or field should be moved from exploration and evaluation assets and tested for impairment. Judgments include the level at which assets/wells are grouped when assessed as being technically feasible and commercially viable and at what stage of development exploration and evaluation assets are transferred.

Capitalized developed and producing assets less accumulated depletion, depreciation, and impairment are limited to an amount equal to the recoverable amount, which is calculated at a cash generating unit ("CGU") level. If the carrying value exceeds the recoverable amount, the excess is recorded as an impairment of petroleum and natural gas assets. The Company tests the petroleum and natural gas assets for impairment whenever indicators of impairment become apparent.

Considerable judgment is required when assessing which wells/fields are grouped in a CGU, especially in areas where the related processing and field equipment are comingled. In addition, management must apply judgment when determining what constitutes an event that would result in a requirement to test impairment ("a triggering event").

For the purposes of measuring impairment of petroleum and natural gas assets, and the extent of any impairment reversal, the key assumptions the Company uses in estimating future cash flows are future petroleum and natural gas prices, expected production volumes and anticipated recoverable quantities of proved and probable reserves. These assumptions are subject to change as new information becomes available. Changes in economic conditions can also affect the rate used to discount future cash flow estimates. Changes in the aforementioned assumptions could affect the carrying amount of assets, and impairment charges and reversal will affect profit or loss.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Significant judgments, estimates and assumptions (cont'd…)

b. Deferred taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions from deferred income and resource tax assets.

Significant Estimates

a. Decommissioning and restoration provision

Decommissioning liabilities are recognized for the future legal and constructive obligation to abandon and reclaim the Company's petroleum and natural gas properties based on its net ownership in the wells and associated equipment and facilities. The Company assesses its decommissioning liabilities on an annual basis or when new material information becomes available. Actual costs incurred may differ from those amounts estimated. Also, future changes to laws and regulations addressing abandonment and reclamation could increase the extent of the Company's decommissioning liabilities.

b. Share-based payments

Share-based payments are determined using the Black-Scholes option pricing model based on the estimated fair value of all share-based awards at the date of grant and is expensed to the statement of loss and comprehensive income (loss) over each award's vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Cash

Cash is comprised of cash on hand and demand deposits.

Loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reported period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Changes in Accounting Policies

Financial instruments

The Company adopted the following new standards issued by the IASB or the IFRIC:

IFRS 9, Financial Instruments

Effective October 1, 2018, the Company adopted IFRS 9. In July 2014, the IASB issued the final publication of the IFRS 9 standard, which supersedes IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. The Company has adopted IFRS 9 on a retrospective basis, however, this guidance had no impact to the Company's financial statements.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains the primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income ("FVTOCI") and fair value through profit and loss ("FVTPL").

The new hedge accounting guidance had no impact on the Company's unaudited condensed interim consolidated financial statements.

Below is a summary showing the classification and measurement bases of our financial instruments as at October 1, 2018 as a result of adopting IFRS 9 (along with comparison to IAS 39).

Classification	IAS 39	IFRS 9
Cash	Loans and receivables (FVTPL)	FVTPL
Accounts payable and accrued liabilities	Other financial liabilities (amortized cost)	Amortized cost
Debt advances	Other financial liabilities (amortized cost)	Amortized cost

As a result of the adoption of IFRS 9, the accounting policy for financial instruments as disclosed in the Company's September 30, 2018 consolidated financial statements has been updated as follows:

Financial assets

Financial assets are classified as either financial assets at FVTPL, amortized cost, or FVTOCI. The Company determines the classification of its financial assets at initial recognition.

• Financial assets recorded at FVTPL Financial assets are classified as FVTPL if they do not meet the criteria of amortized cost or FVTOCI. Gains or losses on these items are recognized in profit or loss.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Changes in Accounting Policies (continued)

• Amortized cost Financial assets are classified as measured at amortized cost if both of the following criteria are met and the financial assets are not designated as at fair value through profit and loss: 1) the object of the Company's business model for these financial assets is to collect their contractual cash flows; and 2) the asset's contractual cash flows represent "solely payments of principal and interest".

The Company's cash is classified as financial assets and measured at FVTPL.

Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

• Amortized cost

Financial liabilities are classified as measured at amortized cost unless they fall into one of the following five categories: financial liabilities at FVTPL, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition, financial guarantee contracts, commitments to provide a loan at a below-market interest rate, or contingent consideration recognized by an acquirer in a business combination.

The Company's accounts payable, accrued liabilities and debt advance do not fall into any of the exemptions and are therefore classified as measured at amortized cost.

• Financial liabilities recorded at FVTPL

Financial liabilities are classified as FVTPL if they fall into one of the five exemptions detailed above.

Transaction costs

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

Subsequent measurement

Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss. Instruments classified as amortized cost are measured at amortized cost using the effective interest rate method. Instruments classified as FVTOCI are measured at fair value with unrealized gains and losses recognized in other comprehensive income.

Derecognition

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Expected Credit Loss Impairment Model

IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial application. The adoption of the expected credit loss impairment model had no impact on the Company's financial statements.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Future Accounting Pronouncements

The accounting pronouncements detailed in this note and those that have been issued but are not yet effective and may have an impact on the financial statements. The Company has not early adopted these standards and is currently evaluating the impact, if any, that these standards might have on its unaudited consolidated interim condensed financial statements.

(i) IFRS 16 - Leases ("IFRS 16") sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer ("lessee") and the supplier ("lessor"). This will replace IAS 17, Leases and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective to annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers.

l) Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the entity operates and was determined to be the Canadian Dollar. The functional currency determination was conducted through an analysis of the factors identified in International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21"). Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Exploration and evaluation assets

Pre-license costs are recognized in the statement of operations and comprehensive loss as incurred.

Exploration and evaluation expenditures, including the costs of acquiring licenses and directly attributable general administrative costs, but excluding interest, are initially capitalized pending determination of technical feasibility and commercial viability.

Exploration and evaluation assets are not depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined, which is generally when proved reserves are determined to exist. A review of each exploration project is carried out, at least annually, to ascertain whether the project is technically feasible and commercially viable. Upon determination of technical feasibility and commercial viability, exploration and evaluation assets attributable to the project are tested for impairment and reclassified from exploration assets to petroleum and natural gas properties and equipment.

Exploration and evaluation assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Property and equipment

Petroleum and natural gas properties and equipment

Property and equipment are initially measured at cost. Subsequent to initial measurement, property and equipment are stated at cost less accumulated depletion, depreciation and impairment. Costs include expenditures incurred for acquisition of land, drilling completing and equipping wells, geological and geophysical studies, and anticipated reclamation and abandonment.

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Costs relating to major inspections, overhauls and work-overs are included in the asset's carrying amount if the costs incurred will result in economic benefit flowing to the Company over an extended period of time. Costs are allocated to a CGU which is defined as the smallest group of assets that generates cash inflows from continuing use that largely are independent of the cash inflows of other assets or groups thereof.

Decommissioning Liabilities

Liabilities for decommissioning costs are recognized when the Company has an obligation to dismantle or remove a facility and to restore the site on which it is located, and when a reliable estimate of that liability can be made. The amount recognized is the fair value of the estimated future cost determined in accordance with local conditions and requirements.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Property and equipment (cont'd…)

Fair value is determined using the present value of the estimated future cash outflows to abandon the asset and restore the site, discounted using a pre-tax risk-free rate. Costs and the discount rate are updated at each reporting date to reflect current market assessments of the time value of money. The provision is reviewed regularly by the Company's management based on current regulations, costs, technologies and industry standards. The corresponding amount is capitalized to oil and gas assets and is amortized on a unit-of-production basis as part of depletion and depreciation.

Depletion

The net carrying value of development or production assets is depleted using the unit-of-production method by reference to the ratio of production in the year to the related proved and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually.

Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

Impairment

At the end of each reporting period, the Company's petroleum and natural gas properties and equipment are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Exploration and evaluation assets are tested for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount and upon transfer to producing property. Exploration and evaluation assets are grouped with the Company's other CGU's when they are tested for impairment.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in reserves is transferred to accumulated losses (deficit).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods and services and rendered.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and develop property and equipment. These equity financing transactions may involve issuance of common shares or units. Each unit comprises a certain number of common shares and a certain number of share purchase warrants ("Warrants"). Depending on the terms and conditions of each equity financing agreement, the Warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the agreement. Warrants that are part of units are valued using the residual value method and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for agency fees or other transactions costs are accounted for as share-based payments.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized in respect of temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets and liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will be probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Gains and losses on disposal of an item of property and equipment, including oil and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as separate line items in the statement of operations.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2020 (Expressed in Canadian Dollars)

3. PROPERTY AND EQUIPMENT

During the year ended March 31, 2014, the Company entered into a farm-in agreement with Golden Coast Energy Corp. ("Golden Coast") (GCE.V) whereby the Company was granted a farm-in right to acquire a 60% interest (the "Farm-In Right") in certain of its oil and gas wells (the "Wells"), located in north central Alberta by advancing an aggregate of $1,000,000 on the Wells. During the year ended March 31, 2015, the terms of the farm- in agreement were completed and the Company earned a 60% interest in the Wells.

On March 23, 2016, the Company entered into an agreement (the "Termination Agreement") with Golden Coast pursuant to which the Company will relinquish all of its right, title and interest in and to the well interests held by the Company to Golden Coast and the farm-in agreement between the Company and Golden Coast.

At March 31, 2016, the Company has recorded an impairment of $957,866 to write down the property to $421,657, which is the value of the associated decommissioning provision that will also be relinquished to Golden Coast upon approval of the Termination Agreement.

During the year ended March 31, 2020, the Company received shareholder approval to relinquish these rights and accordingly an impairment charge for the remaining balance of property and equipment of $421,657 was recognized in operations.

4. ACCOUNTS PAYABLE

During the quarter ended June 30, 2020, the Company wrote off accounts payable worth $18,845.

During the year ended March 31, 2020, the Company settled accounts payable of $397,475 by issuing common shares of the Company at $0.05 per share. The Company also wrote off accounts payable worth $67,753 after receiving waivers from the parties concerned.

5. LOANS PAYABLE

In March 2019, all loans payable and accrued interest balances were assigned by the related parties to an unrelated third party. The total accrued interest on the loan was $70,147. On assignment, these loans no longer bear interest.

In January 2020, $367,937 of the loans that were assigned to unrelated third parties were settled by the issuance of common shares of the Company at $0.005 per share (note 7).

During the year ended March 31, 2020, the Company accrued $nil (2019 - $6,750) of interest related to the loans.

In connection with the debt restructuring, $110,000 in consulting fees were incurred. From the total, $60,000 was paid in cash to the Company's CEO and the balance of $50,000 was settled through the issuance of common shares valued at $0.005 of which $30,000 were paid to the directors of the Company.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2020 (Expressed in Canadian Dollars)

6. DECOMMISSIONING PROVISION

The Company's decommissioning provision resulted from its interest in certain oil and gas wells in north central Alberta (Note 3).

The total decommissioning provision was estimated by management based on the Company's net ownership interest in its oil and gas wells, estimated costs to reclaim and abandon the wells and the estimated timing of the costs to be incurred in future years. The undiscounted amount of the estimated cash flows required to settle the obligation is approximately $nil (March 31, 2019 - $457,044) using an inflation rate of -% (2019 - 1.3%) per annum. The estimated cash flow has been discounted using pre-tax risk-free rates ranging from -% (2019 - 1.23 to 2.00%).

During the year ended March 31, 2020, the Company received shareholder approval to relinquish its rights in the oil and gas wells and the provision was written off to operations (Note 3).

7. SHARE CAPITAL

The authorized share capital of the Company consists of unlimited common shares without par value.

Share issuances

During the quarter ended June 30, 2020, there were no share issuances.

During the year ended March 31, 2020, the following shares issuances were made.

In January 2020, the Company completed a non-brokered private placement of 40,000,000 units (each, a "Unit") for gross proceeds of $200,000, each unit comprising of one common share in the capital of the Company (each a "Common share") and one common share purchase warrant. Each warrant entitled the holder thereof to purchase one common share for a period of 60 months following closing of the Offering at a price of $0.005 per Common share.

In January 2020, the Company also entered into debt conversion agreements with certain creditors. Pursuant to the debt conversion agreements, the Company settled $815,412 of debt by issuing 163,082,400 Common shares at a price of $0.005 per Common Share.

Stock option plan

The Company adopted a stock option plan under which it can grant options to directors, officers, employees, and consultants for up to 10% of the issued and outstanding common shares. The number of shares reserved for issuance under the plan shall not exceed 10% of the issued and outstanding common shares. The exercise price of each option is based on the market price of the Company's stock at the date of grant. The options can be granted for a maximum of 10 years and vest as determined by the board of directors.

Stock options

No stock options were outstanding at June 30, 2020 and 2019.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2020 (Expressed in Canadian Dollars)

8. WARRANTS

The following table reflects the continuity of warrants for the years presented.

	Number of warrants	Weighted Average
		Exercise price
Balance, March 31, 2018 and 2019	-	-
Issued (Note 7)	40,000,000	$0.005
Balance, June 30, 2020	40,000,000	$0.005

The Company had the following warrants outstanding at June 30, 2020.

Number of warrants	Exercise price	Expiry date
40,000,000	0.005	January 15, 2025
40,000,000

9. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors, or companies with common directors of the Company.

During the period ended June 30, 2020, the Company incurred the following charges with key management personnel:

a) Accrued consulting fees of $nil (2019 - $nil) to two companies controlled by a director of the Company.

b) Accrued consulting fees of $nil (2019 - $nil) to a company controlled by a director of the Company.

c) Accrued professional fees of $nil (2019 - $nil) to a company controlled by a director of the Company.

d) Included in accounts payable is $nil (2019- $12,500) due to companies controlled by directors of the company.

e) Included in consulting fee is $nil (2019 -$nil) fee paid to a company controlled by a director of the Company.

10. CAPITAL MANAGEMENT

The Company considers its capital to be the components of shareholders' deficiency. The Company's objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.

There were no changes to the Company's approach to capital management during the year. The Company is not subject to externally imposed capital requirements.

RED PINE PETROLEUM LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS THREE MONTHS ENDED JUNE 30, 2020 (Expressed in Canadian Dollars)

11. FINANCIAL INSTRUMENTS

Fair values

As at June 30, 2020, the carrying value of accounts payable, accrued liabilities and loans payable approximate their fair value due to their short term to maturity. Cash is measured at level one fair value.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due. As at June 30, 2020, the Company had cash balance of $100,663 (March 31, 2020 - $103,470) and current liabilities of $12,879 (March 31, 2020 - $30,722). To manage liquidity risk, the Company reviews additional sources of capital to continue its operations and discharge its commitments as they become due. All of the Company's financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

Credit risk

The Company's credit risk is primarily attributable to its liquid financial assets and would arise from the non- performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions, for which management believes the risk of loss to be minimal.

Interest rate risk

The Company has debt bearing a fixed interest rate. As of June 30, 2020, the Company has no interest-bearing term deposits.

Currency risk

The Company is not exposed to foreign currency risk.

12. SUBSEQUENT EVENTS

Since March 31, 2020, the outbreak of the novel strain of coronavirus, specifically identified as 'COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposing quarantine period and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID- 19 outbreak is unknown currently, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future period.